 Labor Smart, Inc

375 Pine Bluff Drive

Dallas, Ga 30157

706-421-3140

United States

               November 28, 2011

Security & Exchange Commission

Division of Corporate Finance

Attn: Larry Spirgel

100 F Street, N.E.

Washington, DC 20549

Re: Labor Smart, Inc

Registration statement on Form S-1A

File No: 333-177200

Enclosed is our response to your comments of November 2, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s__________

Ryan Schadel

President

General

1.

Please revise your disclosure to identify your selling shareholders as underwriters. We believe that because your company is a shell company any selling shareholders reselling their shares in a registered offering are considered underwriters. Please reference SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities.

Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus.

Response:  revised

Registration Statement Cover Page

2.

Please check the box to indicate that this offering is made pursuant to Rule 415.

Response:  revised
Prospectus Cover Page

3.

Prominently identify the company as a shell company here and throughout the prospectus and caution investors as to the highly illiquid nature of an investment in the company’s shares.

Response:  revised

4.

Please delete the last three sentences in the second paragraph discussing the nature of the
OTC Bulletin Board. This is not appropriate disclosure for the cover page. Refer to Item 501 of Regulation S-K.

Response: deleted

Company Business Overview, page 1

5.

Please revise to note in the third paragraph of this section that it is unlikely that you will earn significant revenues in the next several years. We note disclosure to this effect in the risk factor “The Continued Sale of our Equity Securities...” on page 8.

Response: revised

6.

Revise your disclosure to discuss why the company is becoming a reporting company in light of the fact that the your sole officer and director has no experience in managing a public reporting company and proceeds from your private offerings did not result in funds necessary to begin business operations, pay the costs of the offering and meet the costs of your reporting requirements.

Response: revised

7.

Revise to state that Ryan Schadel is the sole officer and director of the company.
Disclose what proportion of his business time he will dedicate to the affairs of the company.

Response: revised

Risk Factors, page 6

8.

We note that you have not included any risk factors relating to the industry in which the company intends to operate. Please revise to include all material risks relating to the industry, or explain in your response why you do not believe that any such risks exist.

Response: revised

Temporary staffing companies employ and place people in the workplaces of their customers. Attendant risks of the industry include possible claims of discrimination and harassment, employment of illegal aliens, violations of occupational, health and safety, or wage and hour laws and regulations, errors and omissions of its temporary employees, misappropriation of funds or property, other criminal activity or torts and other similar claims. Temporary staffing companies also are affected by fluctuations and interruptions in the business of their customers, which could have a material adverse effect on their business, financial condition and results of operations. The temporary staffing industry may be adversely affected if Congress or state legislatures mandate specified benefits for temporary employees or otherwise impose costs and expenses on employers that increase the cost or lessen the attraction of using temporary workers.

9.

Almost all of your risk factors could apply to any company in any industry and are somewhat repetitive. Please revise your risk factors to make them specific to your company, your proposed business and potential purchasers in the offering. Provide specific and, if appropriate, quantified detail to put each risk in context. As just one example, in the risk factor entitled “Because we have only recently commenced business operations, we face a high risk of business failure,” discuss in sufficient detail the obstacles to implementing your specific business plan with the specific resources you have. As another example, in the risk factor entitled “Competitors with more resources may force us out of business,” clarify what is meant by the “market for customers” and discuss the competitive conditions in your industry in the particular location where you intend to be providing your services.

Response: revised

   Our industry is significantly affected by fluctuations in general economic conditions.

The demand for our blue-collar staffing services is highly dependent upon the state of the economy and upon staffing needs of our customers. Any variation in the economic condition or unemployment levels of the markets we choose to do business in could significantly decrease our potential for revenues and profits.

Our business is subject to extensive regulation. The cost to comply and any inability to comply with government regulation could materially harm our business. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially harm our business.

We employ individuals on a temporary basis and place them in our customers' workplaces. We have limited control over our customers' workplace environments. As the employer of record of our temporary workers we incur a risk of liability for various workplace events, including claims for personal injury, wage and hour requirements, discrimination or harassment, and other actions or inactions of our temporary workers. In addition, some or all of these claims may give rise to litigation including class action litigation.

We cannot be certain that we will be able to obtain insurance that will be sufficient in amount or scope to cover all claims that may be asserted against us. Should the ultimate judgments or settlements exceed our insurance coverage, they could have a material effect on our business. We cannot be certain we will be able to obtain appropriate types or levels of insurance in the future.

  The staffing services business is highly competitive and the barriers to entry are low. There are new competitors entering the market which may increase pricing pressures and there are several large competitors that have more resources than we do which could greatly affect our ability to gain market share. Therefore, there can be no assurance that we will be able to retain customers or gain market share in the future.

Purchasers in This Offering Will Have Limited Control..., page 7

10.

You state that management owns 93.8% of outstanding common stock, while elsewhere you state the percentage as 93.4%. Please revise or advise.

Response:  revised to 93.4%

Because We Have Nominal Asset and No Revenue..., page 9

11.

It is not clear why the inability of the company to use Form S-8 or the requirement to file a Form 8-K on the occasion of a merger are material risks to shareholders. Please revise accordingly or advise.

Response:  revised

Selling Shareholders, page 10

12.

Please revise the first sentence of this section. The 1,045,000 shares are not held by each of the selling shareholders but is the total of all their shares.

Response:  revised

13.

Please provide a footnote to the table indicating that the fourth column presumes that all shares being registered are sold by the selling shareholders.

Response:  revised

Selling Stockholder Table, page 12

14.

We note that Dana J. Schadel and Ryan Schadel share the last name. If appropriate, please disclose any family or other relationship between them.

Response:  revised she is the wife of Ryan Schadel

Description of Business, page 18

15.

Please discuss in specific detail how you intend to operate your temporary staffing business. As just one example, discuss whether you intend to make wage, tax, health insurance and regulatory payments, including workers’ compensation payments, for your temporary employees. As another example, discuss your expected hiring process.

We intend to open branch offices in cities that have a high concentration of businesses. We currently have no branch offices and are researching the potential locations for these offices.

Branch offices are locations where workers and prospective workers report prior to being assigned to jobs. Each morning, a branch manager will coordinate incoming customer work orders and assign the available workers to the job openings for the day. Prior to dispatch, a branch employee checks to make sure workers have the basic safety equipment required for the job, such as boots, back braces, hard hats, or safety goggles, all of which are provided at no charge to the worker or the customer.

The workers are provided with a work order that each worker must present at the branch office in order to receive payment for the hours worked. Workers are generally paid daily or weekly by check. Software used by each branch office will perform the calculations necessary to determine the wages, taxes and applicable withholdings, and print security controlled checks.

Employment applications are taken throughout the day for potential new temporary employees. Applications are used to facilitate workers compensation safeguards and quality control systems by permitting the Company to test for alcohol or drugs in case of work-related illness or injury, to obtain a signed "Condition of Employment" statement, and to comply with government required proof of eligibility to work in the United States.

The Company's potential customers will primarily be small to medium sized businesses that require employees on a short term, temporary basis for various tasks such as loading or unloading trucks, janitorial cleanup, or packing. Our target customers are businesses in construction, warehousing, and light manufacturing industries but may also include retail, event services, and disaster response businesses.

The Company has a credit policy, which allows new customers to establish an account with a $2,000 initial credit limit. Temporary employees may be dispatched to a new customer's job site when a credit application, rate quote, and conditions of service is completed and signed. Thereafter, the Company obtains credit reports and bank references to evaluate whether additional credit is justified. Customers must pay invoices due within 45 days to prevent a disruption in service.

Each branch office is responsible for its own sales and marketing efforts. The general manager is primarily responsible for customer service and sales, but all branch employees participate in the sales process. Each branch office will maintain databases of area businesses for telemarketing and direct mail in addition to face to face sales calls at the potential customer’s location.

The Company is responsible for withholding of FICA, Medicare, and federal, state, and, where applicable, city and county payroll taxes from its temporary workers for disbursement to governmental agencies. Additionally, the Company pays federal and state unemployment insurance premiums and workers' compensation expenses for its temporary employees.

The Company will attract its temporary workers through flyers, newspaper advertisements, and word of mouth.

Branch employees such as the Branch Manager will be recruited through a 3rd party firm or through the Company’s own recruiting efforts such as advertising and word of mouth.

Response:  revised

16.

Disclose where you intend to begin providing your services. Describe the competitive conditions in the city or state where you intend to begin operations.

We are currently conducting demographic research in 5 major cities, Atlanta GA, Augusta GA, Nashville TN, Chattanooga TN, and Birmingham AL. We anticipate providing services in the Atlanta market initially. The Atlanta market is extremely competitive with over 120 competitors in the temporary staffing services business. There are over 100,000 businesses that fit into our target market of small to medium sized businesses. Additionally, due to the size of Atlanta, we may face logistical challenges in getting employees to the customers location.

Response:  revised

Management’s Discussion and Analysis of Financial Condition..., page 21

17.

Your current business plan is overly vague. Revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first revenues.

Our plan is to open branch offices, initially focusing on the Southeast US. These offices will provide temporary employees to small and medium sized businesses for various short term focused tasks. We must still attain workers compensation insurance and general liability insurance, which we are currently researching. We anticipate having our first branch office open by January 2012 in the Atlanta GA market. Prior to opening a new branch office, we will conduct market research and recruit for a Branch Manager. The Branch Manager will receive initial and ongoing training relating to branch operations and sales. The Branch Manager will focus initially on sales calls to construction and event services businesses. Generally, we expect a branch generate revenue in the first week open.

We expect a 6 month timeline for a branch to become profitable, and a cost of $35,000 to open and maintain a branch before it reaches break even. Our branch opening schedule will be based on available capital resources and performance of branches in operation. We project full year sales of $900,000 per branch, generating $180,000 in gross margin. Our margins may be pressure by competitive forces.

Response:  revised

18.

Revise to estimate your cash operating expenses for the next 12 months and the amount of capital you will need to raise to meet these operating expenses. In your discussion, specify how you anticipate funding the $36,100 registration costs described in Item 13 on page 28 since it is more than the amount of cash on hand and prepaid registration costs. Disclose this information elsewhere in the document, as appropriate, for example in the risk factor on page 7, “We May Not Be Able to Attain Profitability Without Additional Funding....” We note the disclosure in the third paragraph on page 1 under “Company Business Overview.”

We have secured a loan facility of $50,000 from our President and CEO, Ryan Schadel for funding of fees related to this offering as well as funding to open the first branch office and secure workers compensation and general liability insurance. Additionally, we are currently negotiating with several lenders for accounts receivable financing which will be critical in maintaining cash flow as we expand.  See exhibit attached.

Response: revised

Capital Resources, page 21

19.

Disclose the amount of financing raised from private sales of equity to investors.

Response:  disclosed as $32,400

Directors, Executive Officers, Promoters and Control Persons, page 22

20.

Please revise throughout this section to avoid the suggestion that you have multiple officers and directors.

Response:  revised

Business Experience of each Director and Executive Officer, page 22

21.

Please revise to provide more specific disclosure regarding Mr. Schadel’s business background, particularly with respect to the last five years. Refer to Item 401(e) of Regulation S-K.

Our sole officer and director, Ryan Schadel, has nearly 12 years’ experience in the temporary staffing industry. During these 12 years he has held numerous positions, starting as a sales rep in January 2000 with a nationwide temporary staffing company. Of his nearly 12 years’ experience in our industry, 11 have been in a management or executive capacity, and 8 of those years in a multi-unit management capacity. From 2008 to present, Mr. Schadel has held the position of CEO with Staff Smart Concepts, Inc., a recruiting firm. From November 2007 to August 2008 Mr. Schadel held the position of VP with The Connor Group, a real estate investment firm. From September 2006 to September 2007 Mr. Schadel held the position of District Manager with WTS, Inc. a blue collar staffing services company.

Response:  revised

Employment Contracts and Officers Compensation, page 25

22.

We note the statement that any future compensation will be determined by the board of directors. Please revise to state that Ryan Schadel, as sole officer and director, will be able to set his own compensation. We note your disclosure in the second risk factor on page 7.

Response:  revised

Transactions with Related Persons, Promoters and Certain Control Persons, page 25

23.

In the first paragraph on page 26 you refer to “all of the transactions above.” Please revise to clarify to what transactions you refer, since no transactions have been disclosed.

Response:  revised

Recent Sales of Unregistered Securities, page 28

24.

Please provide all the disclosure required by Item 701 of Regulation S-K. For example, for each sale, please disclose both the aggregate and per share price. Also provide the actual date of sale of each of the two transactions described as “as of September 22,

2011.” Furthermore, revise to state which Securities Act exemption was relied upon in each instance. For each Regulation D offering, state whether you relied on Rule 504, 505 or 506.

Response:  revised

25.

With respect to the third listed transaction, you state that 200,000 of the private placement shares were sold at $0.0025 per share. Yet in the first paragraph on page 10 under Selling Shareholders, you state that all 1,045,000 shares were sold at $0.02. Please revise to reconcile.

Response:  revised

Undertakings

26.

Please revise to use the current wording of the undertakings. Refer to Item 512 of Regulation S-K.

Response:  revised

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel Assistant Director